FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

02 April 2009

File no. 0-17630

Annual Report & Scrip Dividend

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  Annual Report & Scrip Dividend

CRH plc (the "Company")

2nd  April 2009

Re: Annual Report 2008 (including Notice of the Annual General Meeting), letter to shareholders in relation to Scrip Dividend Offer and scrip entitlement/proxy form

Copies of the above documents have been submitted to the Irish Stock Exchange and the UK Listing Authority. The documents will shortly be available for inspection at:

Companies Announcement Office

The Irish Stock Exchange

28 Anglesea Street

Dublin 2

Tel. no. + 353 1 677 8808

Document Viewing Facility

UK Listing Authority

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel. no. + 44 20 7066 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

The Annual Report is available on the Company's website,  www.crh.com .

Enquiries

Contact

Angela Malone

Company Secretary

Tel: 00 3531 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:   02 April 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director